Eexhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2021 and 2020 and the related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the years ended December 31, 2021 and 2020:

Details	2021	2020
Revenues	100%	100%
Cost of Revenues	78.2	81.6
Gross profit	21.8	18.4
Research and Development expense	5.7	6.1
Marketing, general and administrative expense	5.1	5.1
Operating profit	11.0	7.2
Financing income (expense), net	(0.8)	0.2
Other income (expense), net	0.1	(0.4)
Profit before income tax	10.3	7.0
Income tax expense, net	(0.1)	(0.4)
Net profit	10.2	6.6
Net income attributable to the non-controlling interest	(0.3)	(0.1)
Net profit attributable to the company	9.9%	6.5%

The following table sets forth certain statement of operations data for the years ended December 31, 2021 and 2020 (in thousands):

Details	2021	2020
Revenues	$1,508,166	$1,265,684
Cost of Revenues	1,179,048	1,032,366
Gross profit	329,118	233,318
Research and Development expense	85,386	78,320
Marketing, general and administrative expense	77,221	63,965
Operating profit	166,511	91,033
Financing income (expense), net	(12,873)	2,870
Other income (expense), net	1,461	(5,215)
Profit before income tax	155,099	88,688
Income tax expense, net	(1,024)	(5,399)
Net profit	154,075	83,289
Net income attributable to the non-controlling interest	(4,063)	(987)
Net profit attributable to the company	$150,012	$82,302

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Revenues for the year ended December 31, 2021 were $1,508.2 million, as compared to $1,265.7 million for the year ended December 31, 2020. The $242.5 million revenue increase is attributed mainly to an increase in the quantity of products (CMOS silicon wafers) manufactured and shipped to our foundry customers from our factories in Israel, USA & Japan during the year ended December 31, 2021 as compared to the year ended December 31, 2020, as well as to the increase in the average selling price per product we experienced commencing mainly in the second half of 2021.

Cost of Revenues

Cost of revenues for the year ended December 31, 2021 amounted to $1,179.0 million as compared to $1,032.4 million for the year ended December 31, 2020. The $146.6 million increase is mainly due to the increased quantity of wafers manufactured and shipped to our foundry customers from our factories as described above, which resulted in additional variable and other manufacturing cost.

Gross Profit

Gross profit for the year ended December 31, 2021 amounted to $329.1 million as compared to $233.3 million for the year ended December 31, 2020. The $95.8 million increase in gross profit resulted mainly from the $242.5 million revenue increase, net of the $146.6 million increased cost of revenues, as described above.

Research and Development

Research and development expense for the year ended December 31, 2021 amounted to $85.4 million as compared to $78.3 million in the year ended December 31, 2020. The $7.1 million increase in research and development expense reflects our continuous focus on enhancing our mid-term and long-term products’ development funnel, technology capabilities and future design wins.

Marketing, General and Administrative

Marketing, general and administrative expense for the year ended December 31, 2021 amounted to $77.2 million, an increase of $13.2 million as compared to $64.0 million recorded in the year ended December 31, 2020, both reflecting 5.1% of revenues. This $13.2 million increase is mainly due to an increase in stock-based compensation expenses which were recognized for the year ended December 31, 2021 as a result of increased equity awards under the Company’s 2013 Share Incentive Plan (the “2013 Plan”), see also note 15B to the consolidated financial statements as of December 31, 2021; as well as the fact that during 2020 there were some saving activities executed to reduce cost (mainly payroll and headcount-related cost) related to and/or resulted from the COVID-19 pandemic.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Operating Profit

Operating profit for the year ended December 31, 2021 amounted to $166.5 million as compared to $91.0 million for the year ended December 31, 2020. The $75.5 million increase in operating profit resulted mainly from the $95.8 million increase in gross profit described above, offset by the $7.1 million increase in research and development expense described above and the $13.2 million increase in marketing, general and administrative expense described above.

Financing Income (Expense), Net

Financing expense, net for the year ended December 31, 2021 amounted to $12.9 million as compared to financing income, net of $2.9 million for the year ended December 31, 2020. The financing expenses increase is mainly due to non-cash non-recurring financing expenses recorded during the year ended December 31, 2021 due the USD appreciation against the JPY during this period, which impacted a JPY-denominated balance sheet item.

Other Income (Expense), Net

Other income, net for the year ended December 31, 2021 amounted to $1.5 million as compared to other expense, net of $5.2 million for the year ended December 31, 2020. Other income (expense), net includes mainly non-recurring items such as gains and losses from the sale and disposal of certain under-utilized and or un-needed property and equipment items, as well as evaluation or devaluation of the value of investments in companies in accordance with ASC 321, as detailed in the notes to the consolidated financial statements as of December 31, 2021.

Income Tax Expense, Net

Income tax expense, net for the year ended December 31, 2021 amounted to $1.0 million as compared to $5.4 million income tax expense, net in the year ended December 31, 2020. This difference between the income tax expense, net is associated mainly with the expiration of a deferred tax liability recorded in prior years, offset by higher tax expenses resulting from the higher profit before tax in the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Net Profit

Net profit for the year ended December 31, 2021 amounted to $154.1 million as compared to a net profit of $83.3 million for the year ended December 31, 2020. The $70.8 million increase in net profit was mainly due to the increase in operating profit, other income, net, and decrease in tax expense, net as described above, offset by the increase in financing expense, net as described above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Net Income Attributable to the Non-Controlling Interest

Net income attributable to the non-controlling interest for the year ended December 31, 2021 amounted to $4.1 million as compared to $1.0 million in the year ended December 31, 2020, reflecting an increase in the profitability of TPSCo’s, of which we hold 51%.

Net Profit Attributable to the Company

Net profit attributable to the company for the year ended December 31, 2021 amounted to $150.0 million as compared to $82.3 million for the year ended December 31, 2020. The increase in net profit attributable to the company in the amount of $67.7 million was mainly due to the increase in the net profit of $70.8 million, offset by the increase in net income attributable to non-controlling interest, of $3.1 million, as described above.

For details with regards to risks associated with the COVID-19 pandemic and/or risks that may result from the pandemic, see our disclosure under Note 1 to our consolidated financial statements as of December 31, 2021 and the risk factors section in ITEM 3D in our Form 20-F filed on April 30, 2021.

Impact of Currency Fluctuations

The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of our entities in the United States and Israel is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2021, the USD depreciated against the NIS by 3.3%, as compared to 7.0% depreciation during the year ended December 31, 2020.

The fluctuation of the USD against the NIS can affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of the USD against the NIS to the extent it relates to our non-convertible Series G debentures, which are denominated in NIS.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD/JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD/JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the year ended December 31, 2021, the USD appreciated against the JPY by 11.7%, as compared to 5.0% depreciation during the year ended December 31, 2020. The net effect of the USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of December 31, 2021, the Company had an aggregate amount of $210.9 million in cash and cash equivalents, as compared to $211.7 million as of December 31, 2020. The main cash activities during the year ended December 31, 2021, were: $421.3 million net cash provided by operating activities; $279.3 million invested in property and equipment, net; $59.7 million invested in short-term deposits, marketable securities and other assets, net; and $77.3 million repayment of debt, net.

Short-term and long-term debt presented in the balance sheet as of December 31, 2021 amounted to $83.9 million and $231.0 million, respectively, and included bank loans, debentures, operating leases and capital leases. As of December 31, 2021, the aggregate principal amount of debentures was $64.5 million and it’s carrying amount in the balance sheet was $64.1 million, of which $42.5 million was presented as a short-term liability.